UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

EXPLANATORY NOTE

On February 2, 2017, Attunity Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the fourth quarter and full year 2016 results, including that it would be holding its earnings call for the quarter by conference call and live webcast on that day at 8:30 a.m. Eastern Time. Although the earnings call was available live by telephone and webcast, due to technical problems the call was temporarily disconnected  and the sound quality was not optimal. Consequently, the Company is making available the transcript for the conference call as Exhibit 99.1 to this Report on Form 6-K. A replay of the call is also available through February 16, 2017, at +1-844-512-2921 (U.S. Toll Free) or 1-412-317-6671 (International), using the following code to access the replay of the call: 1042718. The online archive of the webcast will be available on ir.attunity.com/events.cfm for 30 days following the call.

CONTENTS

Exhibit

99.1	Conference call transcript for the Attunity earnings call held on February 2, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: February 21, 2017